

Mail Stop 3561

December 20, 2017

Barry G. Steele
Chief Financial Officer
Gentherm Inc.
21680 Haggerty Road
Northville, MI 48167

      Re: **Gentherm Inc.**
            Form 10-K for Fiscal Year Ended December 31, 2016
            Filed February 23, 2017
            Form 10-Q for Fiscal Quarter Ended September 30, 2017
            Filed October 30, 2017
            File No. 000-21810

Dear Mr. Steele:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

1.   We note from the "Segment Reporting" note that the Industrial segment has reported an operating loss in each year presented, as well as for the three and nine months ended September 2017 and 2016. However, it is not clear from your disclosure within MD&A the reason for these losses. Please include an analysis that explains these losses and address any known trends, demands and uncertainties that have had or that you reasonably expect will have a material impact on this segment's results. Refer to Item 303(a)(3)(ii) of Regulation S-K and section III.F.1 of Release No. 33-6835 for guidance. Please provide us with a copy of your intended disclosure.

Item 8. Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

Note 1 – The Company

North American Reorganization, page F-9

2.   You recorded an offsetting deferred charge for approximately the same amount as the one-time income tax payment of approximately $32.6 million accrued during 2016 because the payment will result in tax deductions against income taxes in future periods. Please explain to us the tax deductions that will result and the basis for recording a deferred charge for them.

Note 2 – Summary of Significant Accounting Policies and Basis of Presentation,

Consolidation, page F-11

3.   You reclassified "long-term supply contract price downs" from accounts receivable to accrued liabilities to conform to the current year's presentation. Please tell us the nature of this item and its amount at December 31, 2016 and 2015.

Form 10-Q for Fiscal Quarter Ended September 30, 2017

Management's Discussion and Analysis

Results of Operations Third Quarter 2017 Compared with Third Quarter 2016, page 21

4.   You disclose during the three months ended March 31, 2017 you revised your revenue by product analysis to better reflect pricing adjustments and other differences. Please explain to us what this represents and why this was not previously reflected in the analysis of revenue.

Liquidity and Capital Resources, page 24

5.   You cite non-cash expenses and changes in accrual based net income (which includes the non-cash expenses) in partial explanation of the decrease in cash provided by operating activities. You also cite a change in working capital due to a decrease in accrued liabilities resulting from the payment of income taxes related to the reorganization as a factor in the decrease, but you already cited the payment of income taxes related to the reorganization as a factor. Please note that citing noncash items as well as net income, accrued liabilities and other working capital items may not provide a sufficient basis to understand how actual operating cash was impacted between comparative periods. Refer to section IV.B.1 of SEC Release No. 33-8350 for guidance. Quantify any variance

factors cited, pursuant to section 501.04 of the staff's Codification of Financial Reporting. Please provide us with a copy of your intended revised disclosure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure